LEASE AGREEMENT

This Lease Agreement is entered effective the ___6th___ day of ___October___, 2004, among these parties and upon these terms:

1. **PARTIES:**

"Lessor"

48th Street, LLC
_____
Name
C/o Dixie Development, Inc.
_____
3715 N. Business Drive, Ste. 201
_____
Fayetteville, AR 72703
_____
Address
(479) 251-0707
_____
Phone

"Lessee"

HQHealthQuest Medical and Wellness Centers, Ltd.
an Oklahoma Corporation
_____
Name

_____
5158 Oak Leave Drive
_____
Tulsa, OK 74131
_____
Address
918-361-4192
_____
Phone

If Lessee is other than individuals or a general partnership, "Guarantor(s)"

Waived

_____
Name
_____
Address
_____
Phone

_____
Name
_____
Address
_____
Phone

2. **PREMISES:** approx. ___6956___ gross square feet being ___18.06___ % of leasable space at Bentonville Colonnade

3. **TERM:**

Beginning Date: ___September 1, 2005___   Ending Date: ___August 31, 2015___

Term: ___10___ year(s)

Other:

4. **RENTAL AND PAYMENT SUMMARY:**

	$	14.75	per square foot per year "Rental"*
+	$	1.25	per square foot per year "CAM"** (per paragraph 14)
=	$	16.00	per square foot per year
x		6956	square footage leased
=	$	$111,296.00	YEARLY PAYMENT
	÷	(12) months	
=	$	9,274.67	Total Monthly Payment (subject to terms herein)

* Rental rate is based on finance rate of ___5.25___ % ("Cost of Money") until 5 years after commencement of lease. Increases or decreases in Cost of Money after 5 years from the commencement of lease will be charged or credited to Lessee by increases or decreases to the Rental rate sufficient to reflect the rate change in the Cost of Money.

**Common Area Maintenance and Attendant charges. Which commence on the date rent commences to accrue.

5. **BUILDOUT ALLOWANCE:**

(a) (b) $20.00 per square foot

Lessor will ~~provide to Lessee~~ up to $64 per square foot additional buildout allowance to be used in completing the medical and spa interior spaces, which may include attached appliances and accessories. This additional allowance will be financed by lessor over the initial 10 year term of the lease at the then current interest rate. The amortization of the this additional allowance will be over the 10 year term and will be paid in addition to the base rent of this Lease. However, the additional allowance may be paid off early without penalty at the Lessee's option. Upon payoff of the additional allowance loan, the lease rate will be base rate listed in Section 4 of this agreement; and the appliances and accessories will become property of the Lessee. All other build out is property of Lessor.

6. **COMMON AREAS:**

____ None __X__ Party walls ____ Doorways ____ Restrooms

____ Hallways/Corridor, etc __X__ Exterior landscaping __X__ Parking

Lessor will provide required handicap parking and 2 reserved spaces for Physicans.

7. **UTILITIES:**

	Paid Separately By Lessee	Lessee Pays Pro-Rate of Project Utility Expense	Paid by Lessor
7.1 Gas	X		
7.2 Water	X		
7.3 Sewer	X	Water +	
7.4 Electricity	X	Trash	
7.5 Trash Removal	X	billed to	
7.6 Custodial	X	lessee	
7.7 Cable	X		
7.8 Telephone	X		

Utilities are separately metered

8. **SECURITY DEPOSIT:** $4000

9. **PERMITTED USE:** Medical Clinic, Spa, and related retail products. HQHealthquest will have exclusivity in the Bentonville Colonade for these services.

10. **OPTIONS TO EXTEND:** 3 Number of Options 3 Years per Option
Base Rental during each term of an option period shall be increased by an amount not to exceed the lesser of the increase in the CPI-W as provided herein or: 10% of the base rent.

11. **OPTIONAL SERVICES:** ____ applicable, as detailed on Exhibit B, or __X__ inapplicable.

12. **PUBLIC LIABILITY INSURANCE REQUIRED OF LESSEE:** Minimum $1,000,000 Combination Policy.

13. **SPECIAL INSURANCE REQUIREMENTS:** Lessee shall carry Insurance of its contents.

14. COMMON AREA AND ATTENDANT CHARGES:

	Payable by Lessee per year	Lessee Pays Increase Over its Base Expense	Lessor Pays All
14.1 Property Taxes	X(in CAM)		
14.2 Common Area Maintenance	X(in CAM)		
14.3 Fire & Extended Coverage Insurance	X(in CAM)		

15. **GENERAL PROVISIONS:** This agreement is entered by and among the parties for the Premises, term, and rentals described in Sections 1 through 4 hereof. It is stipulated that the percentage shown in Section 2 accurately represents the Lessee's percentage of the leasable space in the Project. Monthly rental is due in advance on the first day of each month, prorated if less than a full month, commencing with the earlier of the date Lessee opens for business or the date Lessor certifies the premises ready for Occupancy accrues a late fee of Fifty dollars ($50.00) for special administrative processing costs if not paid promptly when due, and accrues interest at the Arvest Bank Prime rate plus 4% after due date until paid. Lessee shall surrender Premises at the expiration of the term in the same condition let, reasonable wear and tear excepted.

16. **BUILDOUT PROVISIONS:** If a buildout allowance is provided in Section 5, Lessor shall accomplish the buildout consistent with the drawings and specifications attached as Exhibit B to this Lease to "turn key", ready-for-occupancy condition. If the date of such completion is earlier or later than the beginning date in Section 3, the beginning date shall be the date that the Premises are occupied (if earlier than the beginning date) commencement date conditioned on the Certificate of Occupancy, however not later than September 1, 2005 (if later than the beginning date) and the beginning date and ending date shall be adjusted accordingly to provide the full term. Lessee shall pay Lessor any expenses for the buildout in excess of the allowance provided Lessee has approved in writing in advance the increase above the allowance.

17. **COMMON AREA USAGE:** For those common areas included per Section 6, Lessee shall have reasonable access to and use of those areas in common with the other Lessee's, invitees and licensees of the Project. Lessor shall maintain and repair all common areas.

18. **UTILITY PROVISIONS:** Utilities shall be provided at the expense of Lessor or Lessee as indicated in Section 7 commencing on the date the rent commences. If Lessee is to pay a pro-rate portion of total Project utility expense, that shall be in accordance with the Lessee's percentage of leasable space as set forth in Section 2, which payments are due Lessor within five (5) days of Lessor providing Lessee a copy of the charges incurred for such utilities. If Lessor provides Internet Service to Lessee, it is Lessee's responsibility to take all security measures, including but not limited to installation of a firewall, to protect Lessee or Lessee's computer network from any damage that may occur. Lessor is not responsible for any intrusion, damage, etc. to Lessee for Lessee's use of the Internet Service.

19. **SECURITY DEPOSIT PROVISIONS:** The security deposit stated in Section 8 shall be tendered to Lessor prior to the beginning date of the Lease as security for the faithful performance by the Lessee of all provisions of this Lease. Lessor may apply that deposit to cure or remedy any defaults by Lessee during or upon the termination of the Lease and shall, within thirty (30) days of Lessee's surrender of the Premises, return any unused portion of the security deposit, without interest, along with an accounting for any use thereof by Lessor.

20. **PROVISIONS FOR USE:** Lessee's use of the Premises shall be limited to those directly and reasonably associated with the permitted use stated in Section 9, above. Lessee shall continuously occupy the Premises and comply with all applicable governmental laws and regulations in its occupancy and use of the Premises, shall not use the Premises in any way to constitute a public or private nuisance, shall not allow loudspeakers, audio equipment or broadcasts to be audible outside the Premises, and shall not use or occupy the Premises in any fashion that would incur a higher rating or premium for fire and hazard or

public liability insurance. The Premises shall not be used to hold or advertise any sale as a fire, liquidation, bankruptcy, or going out of business sale. Lessee shall have quiet enjoyment of the Premises so long as it complies with the terms of this Lease.

21. **HAZARDOUS MATERIALS** Tenant covenants and agrees that Tenant shall at all times from and after the Rent Commencement Date comply with and assume responsibility and liability under all Environmental Laws applicable to occupancy or use of or operations at the Premises by Tenant, Tenant's Occupants and the Tenant Parties. Tenant shall be deemed to be the operator of the Premises for purposes of reporting requirements under Environmental Laws. Tenant agrees (a) that should it or Tenant's Occupants or the Tenant Parties know of the release or escape or threatened release or escape of any Hazardous Materials in, on, under or about the Premises, including, without limitation, the release or escape or threatened release or escape of any Hazardous Materials in connection with Tenant Improvements or Tenant's Repair Obligations made by Tenant to the Premises or any part thereof, that they will promptly notify Landlord in writing of such release or escape or threatened release or escape and (b) that it will provide all warnings of exposure to Hazardous Materials in, on, under or about the Premises in strict compliance with all applicable Environmental Laws. Tenant covenants and agrees that Tenant shall at no time use or permit the Premises to be used in violation of any Environmental Laws. Tenant shall assume sole and full responsibility for, and shall promptly remedy at its sole cost and expense, all such violations, provided that Landlord's written approval of any such remedial actions shall first be obtained, which approval shall not be unreasonably withheld. Further, Tenant shall not enter into any settlement agreement, consent decree or other compromise relating to violation or alleged violation of Environmental Laws in any way connected with the Premises, without first notifying Landlord of Tenant's intention to do so and affording Landlord ample opportunity to appear, intervene or otherwise appropriately assert Landlord's interest with respect thereto except as may be required in the customary operating on the medical clinic or Spa. Tenant shall at no time use, analyze, generate, manufacture, produce, transport, store, treat, release, dispose of or permit the escape of, or otherwise deposit in, on, under or about the Premises, any Hazardous Materials, or permit or allow Tenant's Occupants or the Tenant Parties to do so, without Landlord's prior written consent. Tenant's compliance with the terms of this Section and with all Environmental Laws shall be at Tenant's sole cost and expense. If Tenant, Tenant's Occupants or the Tenant Parties have violated any Governmental Regulations relating to Hazardous Materials, Tenant shall pay to Landlord, promptly upon demand, all costs and expenses incurred by Landlord with interest thereon at the Agreed Rate (including Landlord's actual attorneys', engineers', consultants' and other experts' fees and disbursements incurred or payable by Landlord) to determine Tenant's compliance with Environmental Laws, or to investigate environmental conditions at the Premises, including, without limitation, above- and below-ground testing. If Tenant fails to comply with the provisions of this Section , Landlord shall have the right, but not the obligation, without in any way limiting Landlord's other rights and remedies, to enter upon the Premises and/or to take such other actions as Landlord deems necessary or advisable to clean up, remove, resolve, or minimize the impact of, or otherwise deal with, any Hazardous Materials on or affecting the Premises. Upon the Expiry Date or date of earlier termination of this Lease, Tenant shall, in addition to the Surrender Obligations, deliver the Premises to Landlord free of any and all Tenant Installed Hazardous Materials so that the condition of the Premises shall conform to and be in strict compliance with all Environmental Laws.

22. **PROVISION FOR OPTIONS TO EXTEND:** Lessee shall, by written notice tendered to Lessor at least ninety (90) days before the expiration of any, current term of the Lease, be entitled to extend this Lease upon the terms and provisions herein for the number of options and years per option set forth in Section 10. The annual rental during each option term shall be, as marked on the front hereof, as provided in paragraph 10 of this agreement. For this purpose, the Consumer Price Index for Urban Wage Earners and Clerical Workers, United States City Average on all items for the month before the beginning date of the lease shall be deemed the "base rate". The percentage change between that base rate and the index for the month immediately preceding the first month of each, optional year shall determine the percentage change in the annual rent for that option year.

23. **INDEMNITY AND LIABLILITY INSURANCE:** Lessee shall defend, indemnify and hold Lessor harmless from all claims, suits, damages and losses incurred to Lessor caused by Lessee's neglect or intentional conduct. Lessee shall at all times maintain public liability insurance, and if applicable, special insurance as provided at Section 13, with a company that has a Best Insurance Rating of A+VII or better in

the amounts provided in Sections 12 and 13 above and shall provide Lessor, at all times, a current certificate of insurance demonstrating the same. Lessor shall be shown on the insurance policy and certificate as an additional insured.

24. **COMMON AREA AND ATTENDANT CHARGES PROVISIONS:** Lessor shall pay all property taxes, area maintenance, management fees, and fire and extended coverage insurance pertinent to the Premises. However, if "Payable by Lessee Per Year" is selected at Section 14 above with respect to any of those charges, the Lessee shall pay the Lessee's percentage, based upon total leasable space, of all actual charges in this fashion: Lessee shall pay on a monthly basis 1/12th of the annual amount specified for each such charge. After the close of each calendar year, Lessor shall account to Lessee for the actual monthly and annual cost incurred for taxes, management fees, common area maintenance and fire insurance, as well as Lessee's prorata share of each such costs, and Lessee shall either be reimbursed or billed for any difference between the amount collected from Lessee and actually paid by Lessor. Any shortfall shall be due and payable within thirty (30) days of receipt by Lessee of such account and billing. If the option, "Lessee Pays Increase Over Base Expense" is selected, Lessee shall pay to Lessor, within thirty (30) days of presentation of charges, any increase over the listed base expense. If "Lessor Pays All" is indicated, Lessee shall not be liable for any of such charges.

25. **REPAIRS AND MAINTENANCE:** Lessee shall accomplish reasonable care and ordinary maintenance of the interior Premises, including carpets, walls, and systems for heating, cooling, ventilation, air conditioning, electricity and plumbing, such as cleaning, replacement of light bulbs, filters and washers, glass and scheduled minor maintenance and service. Lessee shall be liable for all damages caused to the Premises or Project arising from Lessee's negligent or intentional acts or omissions. Lessor shall repair and maintain in good condition the common areas, heating and air conditioning, electricity, exterior plumbing, foundation, structure, exterior walls and roof of the Premises, and repair of any part of the Premises damaged by Lessor's negligent or intentional acts or omissions. .

26. **FIXTURES AND ALTERATIONS:** The Lessee shall not undertake any material alteration in the external or interior structure or configuration of the Premises without the prior, written consent of Lessor, and shall promptly pay when due the expense thereof. Any fixtures placed on the Premises by Lessee shall remain the property of Lessee, provided they shall be removed upon the conclusion of this Lease and the Premises restored to the same condition as before fixturing.

27. **SIGNS AND ADVERTISING:** All signage or advertising used by the Lessee on the Premises shall conform to all applicable governmental law and regulation. No signage on or apparent from the exterior of the Premises shall be placed without the prior, written consent of Lessor, and Lessee shall fully remove all such signage and restore the Premises to the condition as let, upon termination.

28. **ASSIGNMENT AND SUBLETTING:** The Premises shall not be assigned or subleased by Lessee without the prior, written consent of Lessor with respect to each proposed assignment or sublet, which consent will not be unreasonably withheld, and Lessee shall remain liable in the event of consented assignment or sublet.

29. **CONDEMNATION OR DESTRUCTION OF PREMISES:** In the event of the condemnation or destruction of any part of the Premises, Lessor shall be entitled to all proceeds payable therefrom, excepting proceeds payable to Lessee specifically for its loss of fixtures or business operations. If the portion of the Premises condemned or damaged are so material as to preclude continuation of Lessee's business, either party may, upon thirty (30) days notice, terminate this Lease. If such condemnation or destruction does not materially impair Lessee's business, Lessor shall promptly repair and restore the same and the Lease shall continue subject to these terms, provided, Lessee shall be entitled to an equitable adjustment in rent if the quantity or quality of the leased Premises remains impaired. Rent shall be abated to the extent Lessee's use of the Premises resulting from condemnation or destruction is impaired. Notwithstanding the foregoing, if such destruction is caused by either party hereto, they shall defend, indemnify and hold the other party harmless from all losses arising therefrom.

30. **LESSOR'S ACCESS:** Lessor shall have, at all times, whatever keys, cards, access codes or other information or vices as may be necessary to gain access to the Premises. Lessor shall have, at reasonable times and upon reasonable notice, access to the Premises for inspecting the same to determine its condition and compliance with this Lease. Lessor shall have the right, beginning ninety (90) days prior to the expiration of any Lease term, to place appropriate "For Lease" signs upon the Premises and, upon reasonable time and notice, to show the Premises to prospective lessees or purchasers.

31. **DEFAULT AND REMEDIES:** Lessee shall be in default of this Lease if (1) it does not pay promptly when due any rental payment or any other payment due hereunder; or (2) does not cure, within (30) days of written notice from Lessor, any other breach of this agreement. Lessor's failure to pursue remedies for any default hereunder shall not constitute a waiver of any continuing or future default. Upon default, and the continuation of any default past the notice and cure periods set forth in the paragraph, except as provided in this paragraph, Lessor reserves all remedies available at law or equity to enforce its rights to recover all damages arising from the breach, the right to take immediate possession of the Premises, and to hold any and all of Lessee's tangible personal property which has been, as of the date of the failure to cure the default, pledged to Lessees's lendors or creditors or which is otherwise not available by law to Lessor, or to remove any or all of such non-pledged or restricted property there from and to sell such property at public auction after not less than thirty (30) days written notice of the proposed sale to Lessee.

32. **ATTORNEY'S FEES:** In the event of litigation concerning this Lease, the prevailing party shall be entitled to its reasonable attorney's fees expended in the resolution of its rights.

33. **HOLDOVER:** In the event Lessee does not surrender the Premises at the expiration of the original or any optional term, and Lessor does not demand surrender, all of the provisions of this Lease shall continue in full force and effect, except it shall be deemed a month to month lease, either party being entitled to terminate it upon thirty (30) days notice at any time, and the rent payable for each holdover month shall be the rent payable for the prior month, plus fifty percent (50%).

34. **GUARANTIES:** Intentionally Deleted

35. **SUBORDINATION:** Lessee hereby subordinates this Lease to all mortgages, deeds of trust or encumbrances presently on the Premises or which Lessor may hereafter place on the Premises, and Lessee shall execute on demand in the instrument deemed necessary or desirable to render such mortgage, deed of trust or encumbrance, superior to and prior to this Lease. Lessee agrees that Lessee will promptly provide any reasonable information requested by Lessor's lender and promptly execute any all documents and instruments reasonably required or requested by Lessor's lender, whether it be Lessor's current lender or a subsequent lender having an interest in the Premises, including, without limitation, subordination documents in form and substance satisfactory to Lessor's lender. Lessee is reserved the rights under this agreement to remain in business in the premises under the terms of this lease.

36. **ADMINISTRATIVE PROVISIONS:** This agreement constitutes the entire agreement between the parties pertinent to the subject matter hereof, and there are no other agreements, representations, warranties, covenants or understandings, oral or written, express or implied, except as set forth herein. This agreement may not be modified except as set forth in writing by all parties hereto (provided Guarantors are not required to sign any modification to be deemed Guarantors thereof). Time is of the essence with respect to the performance of all terms of this Lease. Notices shall be deemed properly served upon hand delivery to the addresses of the parties set forth herein, or delivery by certified mail, return receipt requested, to the addresses at those addresses. In addition, any actual notice to a party, provided it is in writing, may be accomplished by any other demonstrated means.

37. **ESTOPPEL CERTIFICATE:** Lessee covenants and agrees that, upon written request of Lessor, Lessee will within 10 calendar days following receipt of such request execute, acknowledge and deliver to Lessor a statement in writing certifying that this Lease is unmodified and in full force and

effect (or, if there have been modifications, that the same is in full force and effect as modified and stating the modifications), the date to which fixed minimum rent and other charges have been paid, and that the terms, covenants, and conditions required of Lessor to be performed under this Lease have been so performed, and that there are no known and asserted defenses or offsets by Lessee against the enforcement of this Lease. It is understood and agreed to that any such statement may be relied upon by any prospective purchaser of the fee or any leasehold, or the mortgagee, beneficiary, or grantee of any security or interest or any assignee of any thereof, under any mortgage or deed or trust now or hereafter made covering the fee of, or any leasehold interest in, the Leased Premises.

IN WITNESS WHEREOF, the parties to this agreement have signed it effective the date first set forth above:

LESSOR:



By: _____

  Authorized Agent

LESSEE:

By:  , President

  Authorized Agent

HQ Health Quest Medical & Wellness Centers, Ltd.

Lessee's tax identification number: 20-1842879